December 18, 2008
VIA EDGAR AND FACSIMILE
Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Group Realty Trust Form 10-K for the year ended December 31, 2007 Filed 07/23/08 Form 10-Q for the quarterly period ended June 30, 2008 Filed 08/14/08 File No. 001-13589
Dear Mr. Gordon:
We make reference to your comment letter dated December 16, 2008 regarding the above-referenced filings. Please find below our responses to your comments. For your convenience, we have duplicated the text of your comments before each response.
Form 10-K for the year ended December 31, 2007
Note 15 — Commitments and Contingencies, page F-40
1. We note your response to comment 2. Please additionally tell us the following:
•	Explain in more detail the “alternative way” that Mr. Casati developed to preserve his tax position as represented to us in your response letter dated November 5, 2008

Mr. Daniel Gordon
December 18, 2008
The Company did not advise Mr. Casati in any manner with respect to the tax consequences of the relevant transaction. Accordingly, the Company does not have any knowledge of the actual specifics of the tax strategy and steps (e.g., the “alternative way”) employed by Mr. Casati, or any view or opinion as to the tax consequences of that tax strategy and steps.
What the Company does know is that prior to the sale of the interests in the relevant transaction and the death of Mr. Casati’s wife, Mr. Casati transferred those interests to an “Alaska Community Property Trust”, and Mr. Casati informed us that upon the consummation of the Alaska Community Property Trust transfer he would be willing to release the Company from the tax indemnity in exchange for a $4.2 million payment.
•	Since this was a change in circumstances that resulted in the elimination of the contingency, tell us why you believe that the payment should not be recorded as an expense.
Although there was a change in circumstances, we do not believe the payment should be recorded as an expense for the following reasons:
– The contingent liability existed at the time of Lightstone’s acquisition of the Company in July 2005.
– The payment to Casati was made within the allowable one-year allocation period after the Lightstone acquisition (per SFAS 141).
– The elimination of the contingent liability increased the property’s value by at least as much as the $4.2 million payment.
As a result, we believe the payment should be considered a preacquisition contingency asset and included in the July 2005 purchase price allocation.
•	Further explain your business reason for paying Mr. Casati $4.2 million if you previously concluded that it was not probable that you would have to pay out under the tax indemnity agreement.
The Tax Indemnity Agreement we had previously entered into provided that we would indemnify Roland Casati and Richard Heise for a period of approximately 15 years for, among other things, the federal and state income tax liabilities that they may owe upon any refinancing, sale, foreclosure, or other action taken by us with respect to Continental Towers. Our estimated maximum liability under the Tax Indemnity Agreement in the event of the consummation of a taxable transaction related to Continental Towers was approximately $53.2 million, of which the vast majority, $39.2 million, was applicable to Mr. Casati.

Mr. Daniel Gordon
December 18, 2008
After the Lightstone acquisition, the circumstances relating to the Tax Indemnity Agreement changed because Mr. Casati had developed an alternative way to preserve his tax position and he offered to release us, for a payment of a $4.2 million fee, from any potential future contingent obligations to him under the Tax Indemnity Agreement. This was a change in circumstances for us because we never anticipated we could be released from a potential liability of $39.2 million in exchange for a payment as low as $4.2 million. To our knowledge, Mr. Casati was never previously willing to take such a release payment. We determined that accepting Mr. Casati’s offer would give us significantly more flexibility with respect to the property and increase its value in connection with any future sale or refinancing of the property. Making the payment and obtaining the release meant a contingent liability of $53.2 million was reduced to approximately $14.0 million, which was a reduction in liability of $39.2 million that we would not have to pay, upon consummation of an asset sale or transaction, or a buyer would not have to assume. We strongly feel that making the $4.2 million payment to Mr. Casati increased the value of the property because if we decide to sell or refinance the property we could obtain significantly more money for the property (i.e., the value of the property was increased by more than the $4.2 million release payment) because a buyer would not have to assume or make this payment at closing.
Although we did not believe that a payment of the full $53.2 million original liability was probable because we controlled the triggering of any such liability, the Tax Indemnity Agreement added a certain level of recourse to the Continental Towers property that adversely affected its value. Continental Towers is encumbered with a non-recourse senior loan (a typical loan for this type of property). Under the non-recourse loan, if we defaulted under the loan agreement, then the lender’s only recourse was to foreclose and take possession of Continental Towers. If there were no Tax Indemnity Agreement attached to Continental Towers then, in a foreclosure scenario, we would lose only our equity in Continental Towers. However, because of the Tax Indemnity Agreement, a foreclosure would have caused a tax event for the two indemnified individuals and in addition to losing the property we would have had to pay them up to $53.2 million. Although we believed that a foreclosure was improbable, under that scenario we would have lost up to $53.2 million in addition to our equity in Continental Towers. Because any buyer of Continental Towers would have had to assume the Tax Indemnity Agreement or pay the liability at closing, they would likely have paid less for the property because of the associated tax indemnity obligation. Therefore, we believe that the value of the property increased as a result of paying Casati $4.2 million to eliminate the estimated $39.2 million (Casati portion) of the contingent liability.

Mr. Daniel Gordon
December 18, 2008
•	You stated in your response dated December 12, 2008 that the contingency amount became determinable as a result of the January 2006 payment; however, based on your previous responses and previous accounting for the tax indemnity agreement, it appears that you determined the value to be zero at the time of the Lightstone acquisition. Please explain.
At the time of the Company’s acquisition in July 2005 by Lightstone, the amount of the contingent liability was not determinable because the occurrence of an event triggering the liability was not probable nor could be reasonably estimated (in accordance with SFAS 5). The contingent liability would only be triggered if the property was sold, refinanced, or if the lender foreclosed on the mortgage on the property, none of which we envisioned allowing to occur because of the size of the $53.2 million contingent liability under the Tax Indemnity Agreement. When the January 2006 $4.2 million payment was made, the liability amount became determinable because $4.2 million in cash actually changed hands and the fair value allocation of the property was adjusted by the amount of the $4.2 million payment under purchase accounting in accordance with paragraph 40 of SFAS 141. At acquisition, when the amount was not determinable, the provisions of SFAS 5 were applied. When the amount was determined during the allocation period (paragraph 40a) the preacquisition contingency was included in the allocation of the purchase price. It reduced the liability to a level where we thought a sale with the assumption of the Tax Indemnity Agreement was feasible as opposed to a scenario where the asset was for all practical purposes unsaleable due to the magnitude of the tax indemnity liability of $53.2 million.
We would appreciate the opportunity to discuss these matters further via conference call with you at your convenience during the week of December 22, 2008.
Please feel free to contact me (312-917-4230) or Paul Del Vecchio, our Executive Vice President-Capital Markets (312-917-8781), if we can be of further assistance.

Sincerely,
/s/ Jeffrey A. Patterson
Jeffrey A. Patterson
President and Chief Executive Officer

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